[GRAPHIC OMITTED] Given Imaging                                        EXHIBIT 1

For Immediate Release
For further information contact:

Yoram Ashery                                 Fern Lazar/David Carey
Given Imaging Ltd.                           Lazar Partners Ltd.
                                             1-(866) GIVEN-IR
                                             flazar@lazarpartners.com/
                                             dcarey@lazarpartners.com


                GIVEN IMAGING REPORTS FIRST QUARTER 2005 RESULTS
                ------------------------------------------------

      - Quarterly sales growth of 73% to $22 million with EPS of 4 cents -

        - A record 29,340 PillCam SB Capsules sold in the first quarter -


Yoqneam, Israel - May 2, 2005-Given Imaging Ltd. (NASDAQ: GIVN) today announced results for the first quarter ended March 31, 2005.

Worldwide sales of the Given(R) System and PillCam(TM) video capsules reached $22 million in the first quarter of 2005, a 73% increase over sales of $12.7 million in the first quarter of 2004. Gross margin in the quarter was 70.9% of revenues compared to 70.7% of revenues in the first quarter of 2004. Sales and gross margin both include the impact of the special PillCam ESO and DataRecorder
2.0 promotion that commenced last year and continued through the end of the first quarter, contributing approximately $3.2 million in sales this quarter with a reduced gross margin. Net profit for the first quarter was $1.2 million, or $0.04 per share on a diluted basis, compared to a net loss of $585,000 or $(0.02) per share in the first quarter of 2004. Cash balance at the end of the first quarter was $81.8 million.

"With a record of PillCam SB reorders, our results this quarter underscore that our recurring revenue model is working well," said Gavriel D. Meron, president and CEO of Given Imaging. "In the first quarter, together with InScope, we have built one of the most formidable sales forces in the GI endoscopy market. This team is now poised to leverage on our large and growing installed base to further drive the growth of PillCam sales."

First Quarter 2005 Revenue Analysis
-----------------------------------

The geographic breakdown of first quarter 2005 sales is as follows:

(Millions of U.S. dollars)
United States     $16.3
Europe and ROW    $ 5.7

In the first quarter of 2005, worldwide reorders of the PillCam SB capsule endoscope grew to 27,900, 58% higher than the first quarter of 2004 and 15% higher than the fourth quarter of 2004. Sales in the United States increased by 85% mainly due to growth in PillCam SB sales as well as the PillCam ESO and DR
2.0 special promotion. Sales in Europe and ROW increased by 45% compared to the first quarter of 2004, due mainly to strong growth in capsule utilization in Italy, France and Australia. The total number of PillCam SB capsules sold in the quarter was 29,340, 55% higher than in the first quarter of 2004 and 11% higher than the fourth quarter of 2004. To date, cumulative unit sales of PillCam SB have reached 201,000. As part of the PillCam ESO and DataRecorder 2.0 promotional campaign, 6,700 PillCam ESO capsules were sold in the first quarter of 2005, including capsules sold for customer evaluations and for use in clinical trials, compared to 5,300 PillCam ESO capsules sold in the fourth quarter of 2004. Due primarily to the lack of reimbursement coverage, reorders of PillCam ESO capsules in the first quarter were insignificant.

Sales of Given Systems totaled 145 for the first quarter of 2005, compared to 134 systems sold in the first quarter of 2004. Of these systems, 100 were sold in the United States during the first quarter of 2005, compared to 91 sold in the United States in the first quarter of 2004. Cumulatively, there are 2,435 systems placed worldwide, of which 1,432 are in the U.S. reflecting a penetration rate of approximately 20% of the U.S. market.

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
First Quarter Highlights
------------------------

o    4th International Conference on Capsule Endoscopy (ICCE)
     --------------------------------------------------------

In March, more than 430 physicians from 37 countries attended ICCE, the International Conference on Capsule Endoscopy. During the conference, international thought leaders convened to reach consensus on the role of Capsule Endoscopy in the treatment algorithm for the major disease indications. In addition, 118 abstracts were presented on various topics, including use of Capsule Endoscopy in the diagnosis of celiac disease, evaluation of esophageal varices using PillCam ESO in patients with end stage liver disease, and use of PillCam SB in the evaluation of mucosal healing in patients with Crohn's disease.

o    Expanding Reimbursement
     -----------------------

     PillCam SB

     o The Central Consultation Committee for Reimbursement Issues of Germany's Federal Chamber of Physicians approved reimbursement for capsule endoscopy as a first line tool for obscure gastrointestinal bleeding. This decision provides reimbursement for the 8.2 million German citizens who are covered by private insurance.

     o In the U.S, as a result of decisions made by Blue Cross Blue Shield Minnesota, Blue Cross Blue Shield Vermont and Medicare South Carolina to revise their capsule endoscopy policies to cover expanded indications, there are now 172 million people in the United States, compared to 167 million at the end of 2004, who have reimbursement coverage for use of the PillCam SB capsule for expanded indications, such as suspected Crohn's disease and small bowel tumors. The total number of covered lives in the U.S. remains at 206 million.

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
     o Australia's minister for Health and Ageing approved reimbursement of PillCam SB for pediatric patients for the obscure GI bleeding indication effective May 1.

In Europe, the population with reimbursable access to capsule endoscopy grew from 102 million at the end of 2004 to 110 million at the end of the first quarter of 2005. The number of lives with reimbursement for expanded indications remained at 87 million.

The worldwide population with reimbursable access to capsule endoscopy grew to 335 million at the end of the first quarter of 2005 from 327 million at the end of 2004, and the number of lives with reimbursement for expanded indications grew to 258 million at the end of the first quarter from 253 million at the end of 2004.

PillCam ESO
-----------

     o Two private insurance companies in Israel, Menora Insurance Company and Clal Insurance, approved coverage policy for PillCam ESO for visualization of the esophagus.

     o Efforts are ongoing with private payers in the United states to initiate coverage policies for PillCam ESO.

     o Given Imaging and partner InScope completed the special promotional campaign offering a PillCam ESO 10-Pack and new DataRecorder 2.0 at a combined discounted price. In addition, Given Imaging completed the upgrade of the installed base to RAPID 3, resulting in 1,300 sites in the United States now software compatible with PillCam ESO.

New Product Update
------------------

     o The Company continued intensive efforts and made progress during the quarter in the development of the PillCam(TM) COLON. This capsule under development is designed as an ingestible video capsule for screening the colon, leveraging on the Rapid platform. At the coming Digestive Disease Week meeting, to take place May 15-19, in Chicago, IL, the Company plans to commence enrolling sites for

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
          initial clinical trials with the product, which are expected to begin later this year. We expect to submit the product for clearance by FDA and launch it in Europe in 2006.

Operational News
----------------

     o Given Imaging completed construction of a second production line for PillCam ESO in a new facility in Yoqneam.


Second Quarter Guidance/Confirming Annual Guidance
--------------------------------------------------

For the second quarter of 2005 the company expects sales of $22 to $24 million, with earnings between $0.06 and $0.10 per share. (In the first quarter the company completed the special PillCam ESO and DR 2.0 promotion, which contributed $3.2 million to the $22 million total revenue in the first quarter). The guided EPS for the second quarter reflects accelerated investments in new product development, expansion of U.S. sale and marketing activities and preparations for anticipated launch in Japan this year. The company confirms its previously provided annual guidance of $95 - 105 million and earnings per share of $0.40-$0.50.

First Quarter Webcast Information
---------------------------------

Given Imaging will host a conference call tomorrow, Wednesday, May 3, 2005, at 9:00 am Eastern Time to discuss first quarter results. The conference call will be webcast through the Company's website www.givenimaging.com.

About Given Imaging
-------------------

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam video capsules for detecting disorders throughout the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam(TM) video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB video capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently

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
marketed in the United States and in more than 50 other countries and has benefited more than 200,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.


                            (Financial tables follow)

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
              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                                             March 31,        December 31,
                                                                                          --------------    ---------------
                                                                                                2005              2004
                                                                                          --------------    ---------------
Assets
Current assets
Cash and cash equivalents                                                                     $   81,769        $   80,861
Accounts receivable:
  Trade - (Net of provisions for doubtful debts of $115
  as of March 31, 2005 and December 31, 2004)                                                     12,766            12,261
  Other                                                                                            1,391             1,271
Inventories                                                                                       14,060            13,794
Prepaid expenses                                                                                   1,103               954
Deferred taxes                                                                                       855               737
Advances to suppliers                                                                                305               555
                                                                                          --------------    ---------------
Total current assets                                                                             112,249           110,433
                                                                                          --------------    ---------------

Deposits                                                                                             409               425

Assets held for severance benefits                                                                 1,395             1,339

Fixed assets, at cost, less accumulated depreciation                                              11,882             9,862

Other assets, at cost, less accumulated amortization                                               2,134             2,165
                                                                                          --------------    ---------------
Total Assets                                                                                  $  128,069        $  124,224
                                                                                          ==============    ===============

Liabilities and shareholders' equity
Current liabilities
Current installments of obligation under capital lease                                        $       12        $       11
Accounts payable
  Trade                                                                                            5,946             5,147
  Other                                                                                            6,984             8,678
Deferred revenue                                                                                   2,542             3,610
                                                                                          --------------    ---------------
Total current liabilities                                                                         15,484            17,446
                                                                                          --------------    ---------------

Long-term liabilities
Deferred income                                                                                   13,737             9,340
Obligation under capital lease, net                                                                   44                48
Liability for employee severance benefits                                                          1,662             1,596
                                                                                          --------------    ---------------
Total long-term liabilities                                                                       15,443            10,984
                                                                                          --------------    ---------------
Total liabilities                                                                                 30,927            28,430
                                                                                          --------------    ---------------

Minority interest                                                                                    908             1,177

Shareholders' equity                                                                              96,234            94,617
                                                                                          --------------    ---------------
Total liabilities and shareholders' equity                                                    $  128,069        $  124,224
                                                                                          ==============    ===============

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data


                                                                            Three month period ended
                                                                                    March 31,                    Year ended
                                                                       ---------------------------------        December 31,
                                                                             2005              2004                 2004
                                                                       ----------------  ---------------      ----------------
Revenues                                                                      $ 22,009        $  12,751             $  65,020
Cost of revenues                                                                 6,401            3,736                17,734
                                                                       ----------------  ---------------      ----------------

Gross profit                                                                    15,608            9,015                47,286

Operating expenses

Research and development, gross                                                 (1,903)          (1,621)               (7,363)
Royalty bearing participation                                                        -                -                 1,140
                                                                       ----------------  ---------------      ----------------

Research and development, net                                                   (1,903)          (1,621)               (6,223)
Sales and marketing expenses                                                   (10,812)          (7,019)              (33,652)
General and administrative expenses                                             (2,039)          (1,208)               (6,916)
                                                                       ----------------  ---------------      ----------------

Total operating expenses                                                       (14,754)          (9,848)              (46,791)
                                                                       ----------------  ---------------      ----------------

Operating profit (loss)                                                            854             (833)                  495
Financing income, net                                                               51               61                   956
                                                                       ----------------  ---------------      ----------------

Profit (loss) before taxes on income                                               905             (772)                1,451
Taxes on income                                                                     74                -                   690
                                                                       ----------------  ---------------      ----------------

Profit (loss) before minority share                                                979             (772)                2,141

Minority share in losses of subsidiary                                             269              187                   747
                                                                       ----------------  ---------------      ----------------

Net profit (loss)                                                             $  1,248        $    (585)            $   2,888
                                                                       ================  ===============      ================

Basic profit (loss) per Ordinary Share                                        $   0.05        $   (0.02)            $    0.11
                                                                       ================  ===============      ================

Diluted profit (loss) per Ordinary Share                                      $   0.04        $   (0.02)            $    0.10
                                                                       ================  ===============      ================

Weighted average number of Ordinary Shares used
to compute basic profit (loss) per Ordinary share                           27,638,940       25,694,571            26,633,964
                                                                       ================  ===============      ================

Weighted average number of Ordinary Shares used
to compute dilute profit (loss) per Ordinary share                          30,080,423       25,694,571            29,353,448
                                                                       ================  ===============      ================

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